SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Call Notice

AMBEV S.A.

CNPJ [National Taxpayer’s Registry] No.07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Publicly-held Company

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of Ambev S.A. (“Company”) are hereby invited to meet, on January 2, 2014, at 3 p.m., at the Company’s headquarters, located in the city of São Paulo, State of São Paulo, Brazil, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, in an Extraordinary General Shareholders’ Meeting (“EGM”) to resolve on the following Agenda:

(i)              to examine, discuss and approve all the terms and conditions of the Protocol and Justification of Merger of Companhia de Bebidas das Américas – Ambev with and into Ambev S.A., entered into by and among the companies’ managers (“Protocol and Justification I” and “Merger I”, respectively);

(ii)            to ratify the retention of the specialized firm APSIS Consultoria Empresarial Ltda. (“APSIS”) to prepare (a) the valuation report of Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas”), based on its book value, for purposes of sections 227 and 8 of Law No. 6,404/76 (“Valuation Report I”); and (b) the valuation report of the net equities of the Company and Companhia de Bebidas, at market value, evaluated under the same criteria and on the same date, for purposes of section 264 of Law No. 6,404/76 (“Net Equity Valuation Report I”);

(iii)          to approve the Valuation Report I;

(iv)          to approve the Merger I;

(v)            to examine, discuss and approve all terms and conditions of the Protocol and Justification of Merger of Ambev Brasil Bebidas S.A. with and into the Company, entered into by and among the companies’ managers (“Protocol and Justification II” and “Merger II”, respectively);

(vi)          to ratify the hiring of the specialized firm APSIS to prepare (a) the valuation report of the net equity of Ambev Brasil Bebidas S.A. (“Ambev Brasil”), based on its book value, for purposes of sections 227 and 8 of Law No. 6,404/76 (“Valuation Report II”); and (b) the valuation report of the net equities of the Company and Ambev Brasil, at market value, evaluated under the same criteria and on the same date, for purposes of section 264 of Law No. 6,404/76 (“Net Equity Valuation Report II”);

(vii)        to approve the Valuation Report II;

(viii)      to approve the Merger II and the Company’s capital increase, upon the issuance of common shares to be subscribed and paid in by the managers of Ambev Brasil, for the benefit of its shareholders, with the consequent amendment of the first part of article 5 of the Company’s By-laws in order to reflect the referred capital increase;

(ix)          to amend, again, the first part of article 5 of the Company’s By-laws in order to reflect possible capital increases approved within the limit of the authorized capital and confirmed by the members of the Company’s Board of Directors until the date of EGM;

(x)            to amend article 3 of the Company’s By-laws in order to (i) include the activity of printing, services of preprinting and graphic finishing and reproduction of recorded materials in any base; and (ii) adjust the activity of trade of byproducts, as per item “g” thereof, to mention, including, but not limited to, byproducts for animal feeding.

(xi)          to authorize the Company’s Executive Committee to perform all acts necessary for the consummation of the Merger.

(xii)        to appoint a new composition to the Company’s Board of Directors, including two independent members, pursuant to §4 of article 15 of the Company’s By-laws, with term of office until the 2017 Annual Meeting; and

(xiii)      to amend and restate the Company’s By-laws, in accordance with Company’s Management Proposal.

General Information:

➢ Pursuant to section 1 of Ruling No. 165/91 of the Brazilian Securities Commission (“CVM”), and section 4 of CVM Ruling No. 481/09, the minimum percentage of the Company’s voting capital necessary to request the adoption of multiple vote is five percent (5%).

➢ All  documents in connection with the agenda of the EGM are available at the Company’s headquarters, on the Company’s Investor Relations’  website (www.ambev.com.br/ri/) and on the websites of the Brazilian Stock Exchange - BM&FBOVESPA S.A. (www.bmfbovespa.com.br) and of the CVM (www.cvm.gov.br).

➢ Shareholders or their legal representative shall attend the EGM with documents to prove their identity. It is hereby requested that proxies containing special powers for representation in the EGM be delivered to the Company’s Legal Department, to the attention of the Company’s General Counsel, Mr. Pedro de Abreu Mariani, at least three business days in advance of the EGM.

➢ Participant shareholders of the Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas) of the BM&FBOVESPA S.A. wishing to participate in the EGM shall present a statement setting forth their corresponding equity interest, issued by the depositary institution, on December 30 or 31, 2013.

São Paulo, December 3, 2013.

Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2013

AMBEV S.A.

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer